SECUR 06003960 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L. O. Thomas & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2106 New Road, Suite A-6
(No. and Street)

Linwood, NJ 08221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John W. Risley Jr. (609) 927-4044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregg M. Heininger CPA
(Name – *if individual, state last, first, middle name*)

516 E. Eighth Street, Ocean City, NJ 08226
(Address) (City) (State) (Zip Code)

PROCESSED MAY 25 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Risley Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L. O. Thomas & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John W. Risley Jr.
Signature

President
Title

ALBERT J. CHEVALIER, JR.
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 26 2006

A J Chevalier
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. O. Thomas & Co., Inc.
December 31, 2005

Phone (609) 398-8149
Fax (609) 398-8513
E-Mail gmhcpa@comcast.net

MARMORA OFFICE
16 ROOSEVELT BLVD
MARMORA, NEW JERSEY 08223
(609) 390-8400

GREGG M. HEININGER

CERTIFIED PUBLIC ACCOUNTANT

8TH STREET & WESLEY AVENUE
516 E. 8TH STREET
OCEAN CITY, NEW JERSEY 08226

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
L. O. Thomas & Co., Inc.

We have audited the accompanying Statement of Financial Condition of L. O. Thomas & Co., Inc. (An S Corporation) as of December 31, 2005, and the related statements of Income, Cash Flows and Changes in Stockholder's Equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. O. Thomas & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The Computation for Net Capital Pursuant to SEC Rule 15c3-3 on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregg M. Heininger CPA
Ocean City, New Jersey

February 24, 2006

L. O. Thomas & Co., Inc.
Statement of Financial Condition
December 31, 2005

ASSETS

Current Assets	
Cash	$ 7,871
Commissions Receivable	41,169
Prepaid Expenses	250
Total Current Assets	49,290
Furniture, Fixtures and Equipment,	
less accumulated depreciation of $19,543	616
Other Assets	
Security Deposit	1,775
	$ 51,681

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions Payable	30,523
Accounts Payable	3,775
Payroll Taxes Payable	2,543
State Corporate Taxes Payable	1,300
Total Current Liabilities	38,141
Stockholder's Equity	
Common Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	30,000
Additional Paid in Capital	5,922
Retained Earnings	(22,382)
Total Stockholder's Equity	13,540
	$ 51,681

The accompanying notes are an integral part of the financial statements.

L. O. Thomas & Co., Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenue from Commissions	$ 816,289
General and Administrative Expenses	
Advertising	1,653
Auto and Travel	5,343
Bank Charges	73
Commission Expense	592,940
Contributions	480
Depreciation	275
Dues and Assessments	11,232
Insurance	4,286
Licenses and Permits	580
Travel and Entertainment	1,466
Office Expenses	11,655
Payroll Taxes	4,975
Professional Fees	6,200
Quote Service	2,113
Rent	20,183
Repairs and Maintenance	6,439
State Income Tax	2,250
Telephone	6,827
Utilities	1,991
Wages - Officer	22,000
Wages - Other	26,361
Total General and Administrative	729,322
Income From Operations	86,967
Other Income and Expenses	
Interest Income	49
Total Other Income and Expenses	49
Net Income	$ 87,016

The accompanying notes are an integral part of the financial statements.

L. O. Thomas & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net income	$ 87,016
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	275
(Increase) decrease in:	
Commissions receivable	(30,682)
Increase (decrease) in:	
Commissions payable	23,361
Accounts payable	150
Payroll taxes payable	83
State corporate taxes payable	(266)
Net cash provided by operating activities	79,937
Cash Flows From Financing Activities	
Distributions to shareholder	(83,344)
Net cash used in financing activities	(83,344)
Net decrease in cash	(3,407)
Cash at beginning of year	11,278
Cash at end of year	$ 7,871

The accompanying notes are an integral part of the financial statements.

L. O. Thomas & Co., Inc.
Statement of Changes in Ownership Equity
For the Year Ended December 31, 2005

Common Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 30,000	
Additional Paid in Capital	5,922	
		$ 35,922
Retained Earnings:		
Retained Earnings, Beginning of Year	(26,054)	
Net Income	87,016	
Less: Distributions	$ (83,344)	
Retained Earnings, End of Year		(22,382)
Ownership Equity, End of Year		$ 13,540

The accompanying notes are an integral part of the financial statement.

L. O. Thomas & Co., Inc.
December 31, 2005

NOTE A - ACCOUNTING POLICIES

Nature of Operations

L. O. Thomas & Co., Inc. is an introducing broker-dealer operating one office located in Linwood, New Jersey. The Company's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and individuals.

The Company is exempt from NASD rule 15c3-3 because they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, contingent assets and liabilities and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected S corporation status for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholder(s) of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. State corporate tax represents the minimum tax due for New Jersey corporations.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of $5,000. The Company's net capital exceeded the minimum capital requirement on December 31, 2005 by $5,899.

Depreciation

The Company's furniture, fixtures and equipment are depreciated using primarily the modified accelarated cost recovery system over estimated useful lives of 5 to 7 years.

NOTE B - CONCENTRATION OF RISK

The Company performs brokerage services for clients primarily located in the central-eastern portion of the United States. Management believes that the risk of concentration is minimal due to the fact that it has a broad-based clientele of both business and individuals. The loss of any significant client would not have a major impact on the Company's financial condition.

NOTE C - ANNUAL NASD AND SIPC FEES

We have examined the combined invoice for annual NASD and SIPC fees for L. O. Thomas & Co., Inc. for the twelve months ended December 31, 2005. It appears the aforementioned is complete and accurate, and all assessments due the SIPC have been paid.

Supplementary Information

L. O. Thomas & Co., Inc.
Computation for Net Capital
Pursuant to Rule 15c3-1
December 31, 2005

Total Ownership Equity	$ 13,540
Less: Non-allowable Assets	(2,641)
Total Allowable Assets	10,899
Net Capital	$ 10,899

No material differences exist between the broker-dealer's unaudited filing of Part IIA of the FOCUS report and the above net capital computation.

Phone (609) 398-8149
Fax (609) 398-8513
E-Mail gmhcpa@comcast.net

MARMORA OFFICE
16 ROOSEVELT BLVD
MARMORA, NEW JERSEY 08223
(609) 390-8400

GREGG M. HEININGER

CERTIFIED PUBLIC ACCOUNTANT

8TH STREET & WESLEY AVENUE
516 E. 8TH STREET
OCEAN CITY, NEW JERSEY 08226

MEMBEI
AMERICAN INSTITUTE OI
CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OI
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OI
CERTIFIED PUBLIC ACCOUNTANTS

L. O. Thomas & Co., Inc.
Linwood, New Jersey

In planning and performing our audit of the financial statements and supplemental information of L. O. Thomas & Co., Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of L. O. Thomas & Co., Inc. for the year ended December 31, 2005 and this report does not effect our report thereon dated February 24, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gregg M. Heininger CPA
Ocean City, New Jersey
February 24, 2006